Ascendis Pharma A/S

Tuborg Boulevard 5

DK-2900 Hellerup, Denmark

May 31, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Dorrie Yale

Suzanne Hayes

Re:	Ascendis Pharma A/S

Registration Statement on Form F-3 (Registration No. 333-211511)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) of Ascendis Pharma A/S (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on June 2, 2016, or as soon as practicable thereafter.

The Company acknowledges the following:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

Ascendis Pharma A/S

By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Senior Vice President & General Counsel

[Signature Page to Ascendis Pharma A/S Acceleration Letter]